September 1, 2023

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Atlas HoldCo Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 30, 2023

File No. 333-273585

Ladies and Gentlemen:

Set forth below are the responses of New Atlas HoldCo Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 1, 2023, with respect to Amendment No. 1 to Registration Statement on Form S-4, File No. 333-273585, filed with the Commission on August 30, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are also filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. All capitalized terms used in this letter that are not defined have the meaning given in Amendment No. 2.

Amendment No. 1 Registration Statement on Form S-4 filed August 30, 2023

Exhibits

1.	We note that the revised tax opinion filed as Exhibit 8.1 no longer includes a signature from Vinson & Elkins LLP. Please obtain and file a signed tax opinion.

RESPONSE: The Company acknowledges the Staff’s comment and advises that Exhibit 8.1 to Amendment No. 2 has been revised as requested.

General

2.	Please confirm that no party whose consent to the Reorganization was privately solicited, if any, will receive shares the offer and sale of which is registered on this Form S-4.

RESPONSE: The Company acknowledges the Staff’s comment and advises that it has not privately solicited consents to the Reorganization from any party, or otherwise entered into any voting agreement or lock-up agreement in connection with the Reorganization.

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Securities and Exchange Commission

September 1, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours,

NEW ATLAS HOLDCO INC.

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	General Counsel and Secretary

Enclosures

cc:	Thomas Zentner, Vinson & Elkins L.L.P.